SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

First Quarter 2011 Preview of Operational Results

--- Contracted Sales were R$ 822 million in 1Q11, 4% lower than 1Q10 ---
--- Launches were R$ 513 million in 1Q11, 27% below 1Q10 ---
--- Sales Velocity reached 21% Consolidated and 58% over Launches in the quarter ---

FOR IMMEDIATE RELEASE - São Paulo, April 14th, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced its operational figures for the first quarter of 2011 which ended on March 31st, 2011.

Launches

Launches in 1Q11 reached R$ 513 million which represents a reduction of 27% as compared to the exceptionally strong launch environment during 1Q10. These launches represented 10 projects/phases distributed throughout 10 cities. The launches for the quarter represent 10% of the mid-range of launch guidance expected for the full year.

The Gafisa segment was responsible for 45% of the launches while Tenda and AlphaVille represented 20% and 35%, respectively.

Launches (R$ mm)		Guidance 2011	1Q11%
Gafisa	Min.	5,000		10%
(consolidated)	Mean	5,300	513	10%
	Max.	5,600		9%

Contracted Sales

Sales reached R$ 822 million in 1Q11, a slight decrease of 4% when compared to the 1Q10. The Gafisa brand was responsible for 51% of the sales, while Tenda made up 28% and AlphaVille, the remaining 21%. Sales from inventory represented 64% of the R$ 822 million while 36% were from units launched this quarter.

Sales Velocity for the 1Q11 was 21% vs. 25% in the 1Q10, reflecting lower launches during the period. Sales velocity of launches reached 58%, compared to 33% in 1Q10.

Inventories

Inventory at market value totaled R$ 3.0 billion in the 1Q11, an appropriate decrease of 8% as compared to the R$ 3.3 billion registered in 4Q10. On a consolidated basis, our inventory is at a comfortable level of 9 months of sales based on LTM figures.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 56 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luiz Mauricio Garcia
Rodrigo Pereira
Investor Relations
Phone: +55 11 3025-9305 /9242/9297
Fax:+55 11 3025-9348
ir@gafisa.com.br

Media Relations (Brazil)
Patricia Queiroz
Maquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
Email: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 14, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer